UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Empire Resorts, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
           -----------------------------------------------------------
                                 (CUSIP Number)


                     Concord Associates Limited Partnership
                     c/o Cappelli Enterprises, Inc.
                     115 Stevens Avenue
                     Valhalla, NY 10595
                     Attention: Louis R. Cappelli

                     With a copy to:

                     Herrick, Feinstein LLP
                     2 Park Avenue
                     New York, NY 10016
                     Attention: Stephen M. Rathkopf, Esq.
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 28, 2006
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
     Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Concord Associates Limited Partnership

     I.R.S. Identification Nos. of above persons (entities only): 13-4008929
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of                    7.   Sole Voting Power:        0
Shares Bene-                 ---------------------------------------------------
ficially by                  8.   Shared Voting Power:      3,500,000 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 3,500,000 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,500,000 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     11.52% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     PN
--------------------------------------------------------------------------------

(1) Includes the option to purchase 3,500,000 shares of Common Stock at $7.50 per share ("OPTION") which was granted by Empire Resorts, Inc. to Concord Associates Limited Partnership pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates Limited Partnership, as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates Limited Partnership, a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates Limited Partnership and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates Limited Partnership.

(2) Based upon a total of 30,380,369 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,880,369 shares of Common Stock outstanding as of November 9, 2006 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2006 and
     (ii) 3,500,000 shares of Common Stock which are subject to the Option.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Convention Hotels, Inc.

     I.R.S. Identification Nos. of above persons (entities only): 13-4040188
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of                    7.   Sole Voting Power:        0
Shares Bene-                 ---------------------------------------------------
ficially by                  8.   Shared Voting Power:      3,500,000 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 3,500,000 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,500,000 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     11.52% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO, HC
--------------------------------------------------------------------------------

(1) Includes the option to purchase 3,500,000 shares of Common Stock at $7.50 per share ("OPTION") which was granted by Empire Resorts, Inc. to Concord Associates Limited Partnership pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates Limited Partnership, as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates Limited Partnership, a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates Limited Partnership and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates Limited Partnership.

(2) Based upon a total of 30,380,369 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,880,369 shares of Common Stock outstanding as of November 9, 2006 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2006 and
     (ii) 3,500,000 shares of Common Stock which are subject to the Option.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Catskill Resort Group LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4109858
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of                    7.   Sole Voting Power:        0
Shares Bene-                 ---------------------------------------------------
ficially by                  8.   Shared Voting Power:      3,500,000 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 3,500,000 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     3,500,000 shares (1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
                                                                             [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     11.52% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO, HC
--------------------------------------------------------------------------------

(1) Includes the option to purchase 3,500,000 shares of Common Stock at $7.50 per share ("OPTION") which was granted by Empire Resorts, Inc. to Concord Associates Limited Partnership pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates Limited Partnership, as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates Limited Partnership, a letter agreement, dated as of December 30, 2005 by and between Empire Resorts, Inc., Concord Associates Limited Partnership and Sullivan Resorts LLC, and Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates Limited Partnership.

(2) Based upon a total of 30,380,369 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,880,369 shares of Common Stock outstanding as of November 9, 2006 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2006 and
     (ii) 3,500,000 shares of Common Stock which are subject to the Option.

This amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 30, 2005 by Concord Associates Limited Partnership, a New York limited partnership ("CONCORD ASSOCIATES"), Convention Hotels, Inc., a New York corporation ("CONVENTION HOTELS") and Catskill Resort Group LLC, a New York limited liability company ("CATSKILL RESORT GROUP") (the "ORIGINAL SCHEDULE 13D"), as amended by Amendment No. 1 to
Schedule 13D on December 30, 2005 by Concord Associates, Convention Hotels and Catskill Resort Group (the Original Schedule 13D, as amended, the "SCHEDULE 13D"). This amendment to the Schedule 13D relates to the common stock ("COMMON STOCK"), par value $.01 per share, of Empire Resorts, Inc., a Delaware corporation ("EMPIRE" or "ISSUER"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby supplemented by the following:

On December 28, 2006, Empire Resorts, Inc. and Concord Associates entered into Amendment No. 3 to Option Agreement (the "AMENDMENT NO. 3").

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of Empire: Concord Associates holds the Option pursuant to Amendment No. 3. Pursuant to Amendment No. 3: (i) the number of shares of Common Stock subject to the Option has been reduced from 5,188,913 to 3,500,000; (ii) Concord Associates has elected to exercise the Option in part with respect to 2,500,000 shares of Common Stock for aggregate consideration of $18,750.000 and will close on such purchase no later than January 31, 2007; and (iii) the term of the Option with respect to the remaining 1,000,000 shares of Common Stock has been extended to December 27, 2007.

As a result, Concord Associates may be deemed to beneficially own an aggregate of 11.52% of Empire's Common Stock (which is calculated based upon a total of 30,380,369 shares of Common Stock and which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,880,369 shares of Common Stock outstanding as of November 9, 2006 as reported in Empire's Quarterly Report on Form 10-Q for the period ended September 30, 2006 and (ii) 3,500,000 shares of Common Stock which are subject to the Option.

(b) The Reporting Persons have the shared power to dispose or direct the disposition of 3,500,000 shares of Common Stock which are subject to the Option.

(c) Except as described in Item 5(a) above, there have been no purchases or sales of Empire's Common Stock by the Reporting Persons, or other persons identified in Item 2(a) above, within the last sixty (60) days.

(d) Except as set forth herein, no person other than each respective owner referred to herein of Empire's Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amendment No. 3 is hereby incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Amendment No. 3 to Option Agreement, dated as of December 28, 2006 by and between Empire Resorts, Inc. and Concord Associates Limited Partnership.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 2006
                                       CONCORD ASSOCIATES LIMITED PARTNERSHIP

                                       By: Convention Hotels, Inc.,
                                              as General Partner

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli, President

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 2006
                                       CONVENTION HOTELS, INC.


                                       By: /s/ LOUIS R. CAPPELLI
                                           -------------------------------------
                                           Louis R. Cappelli, President

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 2006

                                       CATSKILL RESORT GROUP, LLC

                                       By: Cappelli Resorts, LLC,
                                              as Managing Member

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli, President


                                       By: Melville-Catskill, LLC,
                                              as Managing Member

                                           By: Reckson Strategic Venture
                                                 Partners, LLC,
                                                 as Managing Member

                                               By: /s/ SCOTT RECHLER
                                                   -----------------------------
                                                   Scott Rechler, President

                       AMENDMENT NO. 3 TO OPTION AGREEMENT


         AMENDMENT NO. 3 TO OPTION AGREEMENT (this "AGREEMENT"), dated as of December 28, 2006, by between EMPIRE RESORTS, INC., a Delaware corporation, having an address at Monticello Raceway, Route 17B, Monticello, New York 12701 ("ISSUER"), and CONCORD ASSOCIATES LIMITED PARTNERSHIP (a/k/a Concord Associates, L.P.), a New York limited partnership having an address at 115 Stevens Avenue, Valhalla, New York 10595 ("GRANTEE"). Capitalized terms used herein without definition shall have the meanings set forth in the Option Agreement.

         WHEREAS, Issuer and Grantee have entered into that certain Option Agreement, dated as of November 12, 2004 (the "ORIGINAL AGREEMENT") and have amended the Original Agreement pursuant to Amendment No. 1 to the Option Agreement, dated as of March 3, 2005, and a letter agreement, dated as of December 30, 2005 (the Original Agreement, as so modified, and as modified by the terms of this Agreement, shall hereinafter be referred to as the "OPTION AGREEMENT");

         NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

         1. AMENDMENT TO SECTION 2(B) OF OPTION AGREEMENT. The parties hereby agree that each of clause (ii) and clause (iii) of Section 2(b) of the Option Agreement (which relate to the Option Term) shall be amended to read, in its entirety, as follows:

                  "December 27, 2007"

         2. PARTIAL EXERCISE OF OPTION. (a) Grantee hereby elects to exercise the Option in part with respect to 2,500,000 Option Shares for an aggregate consideration of $18,750,000. Issuer hereby accepts such election to exercise and agrees that no further notice is required by Grantee with respect thereto. Grantee and Issuer agree that the Option Closing Date shall be on or before January 31, 2007. Issuer hereby further confirms that (a) the Option and the Option Agreement remain in full force and effect, (b) they represent valid and binding obligations of Issuer, enforceable in accordance with their terms, and (c) Grantee shall be entitled to exercise the Option from and after the date hereof from time to time in whole or in part in accordance with the terms of the Option Agreement for the remaining Option Shares (as calculated to give effect to this Amendment).

         (b) Notwithstanding anything herein to the contrary, if the Option Closing does not occur on or before January 31, 2007, other than as a result of a breach by Issuer, the Option Agreement shall be terminated.

         3. REMAINING OPTIONS. Section 2(a) of the Option Agreement is hereby amended to read to change the reference to "5,188,913" to "3,500,000". For purposes of clarification, the parties agree that to the extent the Grantee acquires Option Shares pursuant to the partial exercise referred to in this Amendment, the remaining number of Option Shares shall be reduced by the number of Option Shares so acquired. Section 3(b) of the Option Agreement is hereby deleted.

         4. OPTION AGREEMENT RATIFIED; COUNTERPARTS. The parties hereby acknowledge and confirm that, except as modified and amended hereby or by any prior amendment or letter agreement, the Option Agreement and the Option remain in full force and effect. This Agreement may be executed in counterparts.

                  [Remainder of Page Intentionally Left Blank]

         IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                                       CONCORD ASSOCIATES LIMITED PARTNERSHIP
                                         a/k/a CONCORD ASSOCIATES, L.P.

                                       By: Convention Hotels, Inc.,
                                             its general partner

                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Name:   Louis R. Cappelli
                                               Title:  President


                                       EMPIRE RESORTS, INC.

                                       By: /s/ DAVID P. HANLON
                                           -------------------------------------
                                           Name:  David P. Hanlon
                                           Title: President and Chief Executive
                                                  Officer



                                      -3-